                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)

                   United Financial Banking Companies, Inc.
                   ----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   910305200
                                   ---------
                                (CUSIP Number)

                              Jeffery T. Valcourt
                              -------------------

                          JNV Limited Partnership, II
                          ---------------------------

  1001 North Highland Street, Suite 200, Arlington, VA 22201   (703) 243-8300
  ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 31, 1998
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box is a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 2 of 8 pages

-----------------------------------------------------------------------------------------------------------------
1                Name of Reporting Person
                 S.S. or I.R.S. Identification No. of Above Person

                 Jeffery T. Valcourt
                 SS#: ###-##-####
-----------------------------------------------------------------------------------------------------------------
2                Check the Appropriate Box if a Member of a Group                                          (a)[_]
                                                                                                           (b)[_]
-----------------------------------------------------------------------------------------------------------------
3                SEC Use Only

-----------------------------------------------------------------------------------------------------------------
4                Source of Funds

                 PF
-----------------------------------------------------------------------------------------------------------------
5                Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2E)       [_]
-----------------------------------------------------------------------------------------------------------------
6                Citizenship or Place of Organization

                 USA
-----------------------------------------------------------------------------------------------------------------
 Number of       7    Sole Voting Power
 Shares               80,053
 Beneficially
 Owned By        8    Shares Voting Power
 Each                 -0-
 Reporting
 Person With     9    Sole Dispositive Power
                      80,053

                 10   Shared Dispositive Power
                      -0-
-----------------------------------------------------------------------------------------------------------------
11               Aggregate Amount Beneficially Owned by Each Reporting Person
                 80,053
-----------------------------------------------------------------------------------------------------------------
12               Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [_]
-----------------------------------------------------------------------------------------------------------------
13               Percent of Class Represented by Amount in Row (11)
                 13.83% based upon outstanding shares of 561,640  as of 3/31/98 and includes 16,000 exercisable warrants to purchase common stock at a price of $7.50 which expire on 9/30/01 and held in the name of JNV Limited Partnership, II added to the numerator and denominator and 1,200 Director options pursuant to the Directors Plan added to the numerator and denominator and includes 60,653 shares owned by JNV
                 Limited Partnership, II.  The above calculation does not include 400 shares of preferred stock that is a 10% cumulative dividend mandatory redeemable stock by 9/30/01 and held in JNV Limited Partnership, II.
-----------------------------------------------------------------------------------------------------------------
14               Type of Reporting Person
                 IN
-----------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 3 of 8 pages

-----------------------------------------------------------------------------------------------------------------
1                Name of Reporting Person
                 S.S. or I.R.S. Identification No. of Above Person

                 JNV Limited Partnership, II
                 SS#: 54-18602872
-----------------------------------------------------------------------------------------------------------------
2                Check the Appropriate Box if a Member of a Group                                          (a)[_]
                                                                                                           (b)[_]
-----------------------------------------------------------------------------------------------------------------
3                SEC Use Only

-----------------------------------------------------------------------------------------------------------------
4                Source of Funds

                 WC
-----------------------------------------------------------------------------------------------------------------
5                Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2E)       [_]
-----------------------------------------------------------------------------------------------------------------
6                Citizenship or Place of Organization

                 USA
-----------------------------------------------------------------------------------------------------------------
 Number of       7    Sole Voting Power
 Shares               77,853
 Beneficially
 Owned By        8    Shares Voting Power
 Each                 -0-
 Reporting
 Person With     9    Sole Dispositive Power
                      77,853

                 10   Shared Dispositive Power
                      -0-
-----------------------------------------------------------------------------------------------------------------
11               Aggregate Amount Beneficially Owned by Each Reporting Person
                 77,853
-----------------------------------------------------------------------------------------------------------------
12               Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [_]
-----------------------------------------------------------------------------------------------------------------
13               Percent of Class Represented by Amount in Row (11)
                 13.47% based upon outstanding shares of 561,640  as of 3/31/98 and includes 16,000 exercisable warrants to purchase common stock at a price of $7.50 which expire on 9/30/01 and held in the name of JNV Limited Partnership, II added to the numerator and denominator and 1,200 Director options pursuant to the Directors Plan added to the numerator and denominator.  The above calculation does not include 400 shares of preferred stock that is a 10% cumulative dividend mandatory redeemable stock by 9/30/01 and held in JNV Limited Partnership, II.
-----------------------------------------------------------------------------------------------------------------
14               Type of Reporting Person

                 PN
-----------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 4 of 8 pages

     Below are my responses to the points and questions set forth in the Special Instructions of Schedule 13D:

Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock of United Financial Banking Companies, Inc., a Virginia corporation (the "Issuer").

     The principal executive office of the Issuer is located at 8399 Leesburg Pike, Vienna, Virginia 22182 and its telephone number is (703)734-0070.


Item 2.  Identity and Background

     (a) My name is Jeffery T. Valcourt.

     (b) My business address is 1001 North Highland Street, Suite 200, Arlington, Virginia 22201. My telephone number is (703) 243-8300.

     (c) My principal occupation is CEO of a window washing company, and I am the President of Valcourt Building Services, Inc. In January 1997, I was elected Chairman of the Board of United Financial Banking Companies, Inc. I have served as a Director of the Company since 1996.

     (d) During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) I am a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     On December 30, 1994, with my personal funds, no part of which has been borrowed, I purchased 1,000 shares of common stock of the Issuer for $1,250 pursuant to the Issuer's Confidential Private Placement Memorandum dated August 22, 1994.

     Also, on December 30, 1994, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 80,000 shares of the common stock of the Issuer for $100,000 pursuant to the Issuer's aforementioned Item Confidential Private Placement Memorandum. These shares are registered in the name of JNV Limited Partnership. I am the general partner of the partnership with 2% ownership and a limited partner in the partnership with 83% ownership.

     On August 22, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 8,000 shares of the common stock of the Issuer for $12,000, which purchase was made in the open market at the then-market price of the shares.

          On September 1, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 1,536 shares of the common stock of the Issuer for $2,304, which purchase was made in the open market at the then-market price of the shares.

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 5 of 8 pages

     On September 7, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 24,300 shares of the common stock of the Issuer for $36,450, which purchase was made in the open market at the then-market price of the shares.

     On October 3, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 4,288 shares of the common stock of the Issuer for $6,432, which purchase was made in the open market at the then-market price of the shares.

     On October 11, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 100,000 shares of the common stock of the Issuer for $150,000, which purchase was made in the open market at the then-market price of the shares.

     On October 17, 1995, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 5,514 shares of the common stock of the Issuer for $8,271, which purchase was made in the open market at the then-market price of the shares.

     On January 5, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 13,240 shares of the common stock of the Issuer for $19,860, which purchase was made in the open market at the then-market price of the shares.

     On January 25, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 1,500 shares of the common stock of the Issuer for $2,250, which purchase was made in the open market at the then market price of the shares.

     On March 27, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,822 shares of the common stock of the Issuer for $4,233, which purchase was made in the open market at the then-market price of the shares.

     On May 15, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 4,700 shares of the common stock of the Issuer for $7,050, which purchase was made in the open market at the then-market price of the shares.

     On July 1, 1996, I received Director options to purchase 4,000 shares of the Company's common stock and the additional approval to purchase 2,000 shares on each July 1, 1997 and 1998.

     On November 1, 1996, I received at a purchase price of $1.50 per share, 20,000 warrants to purchase 20,000 shares of common stock at $1 par value per share issued by United Financial Banking Companies, Inc.

     On November 26, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,000 shares of the common stock of the Issuer for $3,500, which purchase was made in the open market at the then-market price of the shares.

     On December 12, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,000 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

     As of December 31, 1996, I had 400 shares of preferred stock, that is 10% cumulative dividend mandatory redeemable stock by 9/30/01.

     On January 7,1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 1,500 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

     On January 15, 1997, I received, at a purchase price of $1.50 per share, 60,000 warrants to purchase 60,000 shares of common stock $1 par value per share issued by United Financial Banking Companies, Inc.

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 6 of 8 pages

     On January 22,1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 21,000 shares of the common stock of the Issuer for $42,000, which purchase was made in the open market at the then-market price of the shares.

     On May 5, 1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 8,000 shares of the common stock of the Issuer for $12,000, which purchase was made in the open market at the then-market price of the shares.

     On May 23, 1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 400 shares of the common stock of the Issuer for $600, which purchase was made in the open market at the then-market price of the shares.

     On June 9, 1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,000 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

     On June 9, 1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 13 shares of the common stock of the Issuer for $19.50, which purchase was made in the open market at the then-market price of the shares.

     On July 7, 1997, I sold 600 shares of the common stock of the Issuer for $900, which sale was made in the open market at the then-market price of the shares.

     On July 11, 1997, I received approval from The Federal Reserve Bank in Richmond to acquire up to 24.99% of the outstanding shares of United Financial Banking Companies, Inc. (see letter attached)

     On July 18, 1997, with personal funds no part of which was borrowed, I purchased 2,400 shares of the common stock of the Issuer for $4,200, which purchase was made in the open market at the then-market price of the shares.

     On July 22, 1997, with personal funds no part of which was borrowed, I purchased 20,000 shares of the common stock of the Issuer for $33,000, which purchase was made in the open market at the then-market price of the shares.

     On October 30, 1997, with personal funds no part of which was borrowed, I purchased 1,500 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

     On November 3, 1997, with personal funds no part of which was borrowed, I purchased 2,000 shares of the common stock of the Issuer for $4,000, which purchase was made in the open market at the then-market price of the shares.

     On November 4, 1997, with personal funds no part of which was borrowed, I purchased 1,500 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

     On December 30, 1997, with personal funds no part of which was borrowed, I purchased 1,326 shares of the common stock of the Issuer for $2,652, which purchase was made in the open market at the then-market price of the shares.

     As of December 31, 1998, the shareholders approved a 1-for-5 reverse stock split. The Cusip number changed to 910305200 and the new outstanding shares were 561,640.

     On January 14, 1998, with personal funds no part of which was borrowed, I purchased 415 shares of the common stock of the Issuer for $3,631.25, which purchase was made in the open market at the then-market price of the shares.

     On February 19, 1998, with personal funds no part of which was borrowed, I purchased 51 shares of the common stock of the Issuer for $446.25, which purchase was made in the open market at the then-market price of the shares.

     On March 19, 1998, JNV Limited Partnership, II, of which I am the Managing General Partner, received regulatory approval to acquire up to 24.99% (see letter attached).

     On March 20, 1998, I began transferring all but 1,000 shares to the new partnership.

     There are no additional shares of common stock of the Issuer which I owned before the above-described transaction.

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 7 of 8 pages

Item 4.  Purpose of Transaction

     Subject to applicable legal requirements and the factors referred to below, I presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal to acquire control of the Issuer, I intend to consider various factors, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, price levels of the Common Stock, other opportunities available to me, developments with respect to business and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, I may determine to dispose of all or a portion of my shares of Common Stock.

     On July 11, 1997, I received approval from The Federal Reserve Bank in Richmond to acquire up to 24.99% of the outstanding shares of United Financial Banking Companies, Inc.

     On March 19, 1998, JNV Limited Partnership, II of which I am the Managing General Partner, received approval from The Federal Reserve Bank in Richmond to acquire up to 24.99% of the outstanding shares of United Financial Banking Companies, Inc.

     Other than as indicated above, I have no present plans or proposals which relate to or would result in any of the following (although I reserve the right to develop such plans or proposals): I) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (ix) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) As of March 31, 1998, I "beneficially owned" 80,053 shares of common stock of the Issuer and this also includes 60,653 shares owned by JNV Limited Partnership, II (shown in row 11 of page 2 hereof), including 16,000 warrants and 1,200 Director options.

     As of March 31, 1998, JNV Limited Partnership, II "beneficially owned" 77,853 shares of common stock of the Issuer (shown in Row 11 of Page 3 hereof) including 16,000 warrants.

     The Issuer has advised me that, on March 31, 1998, there were 561,640 shares of common stock of the Issuer outstanding. Treating my 16,000 warrants and 1,200 Director options as issued shares of common stock of the Issuer, then on March 31, 1998, I would be regarded as "beneficially owning" 13.83% shares of the common stock of the Issuer (see row 13 of page 2 hereof), 80,053 divided by 578,840.

     The Issuer has advised me that, on March 31, 1998, there were 561,640 shares of common stock of the Issuer outstanding. Treating JNV Limited Partnership, II warrants as issued shares of common stock of the Issuer, then on March 13, 1998, JNV Limited Partnership, II would be regarded as "beneficially owing" 13.47% shares of the common stock of the Issuer. (see Row 13 of page 3 hereof), 77,853 divided by 577,640.

     (b) Of the 80,053 shares "beneficially owned" by me mentioned in (a) previously, I had sole voting power and sole power to dispose of these shares (see rows 7-10 of page 2 hereof).

     Of the 77,853 shares "beneficially owned" by JNV Limited Partnership, II, I as Managing General Partner, had sold voting power and sole power to dispose of these shares (see Rows 7-10 of page 3 hereof).

     (c) The transactions subject to this report and herein reported related to the common shares of the Issuer during the past 60 days are discussed in Item 3 hereof (see pages 4-6).

     (d) No person is known by me to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, the common stock of the Issuer.

                                 SCHEDULE 13D
CUSIP No. 910305200                                            Page 8 of 8 pages

     (e) This report does not relate to a reporting person ceasing to the beneficial owner of more than five percent of the common stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     I have no contracts, arrangements, understandings, or relationships with respect to the common stock of the Issuer, except for the terms of the above-mentioned Confidential Private Placement Memorandum under which the Issuer offered shares of its common stock to investors (see Item 3, pages 3-4 hereof) and my appointment to the board of directors of the Issuer in 1996 and appointment to the board of directors of The Business Bank, the company's main subsidiary in 1995 and my election to become Chairman of the Board of the Company in 1997.


Item 7.  Material to be Filed as Exhibits

     I have no written agreements to be filed as exhibits relating to joint acquisition statements or written agreements, contracts, arrangements, understandings, plans, or proposals relating to (1) the borrowing of funds to finance the acquisition of the equity securities disclosed in Item 3, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4, or
(3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or giving or withholding of any proxy as disclosed in Item 6.


Signature

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete, and correct.


        3/31/98                           /s/
-------------------------         ------------------------------
         Date                     Jeffery T. Valcourt



                                  JNV Limited Partnership, II



        3/31/98                By:             /s/
-------------------------         ------------------------------
         Date                          Jeffery T. Valcourt
                                     Managing General Partner